Exhibit 99.1

VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

ALLEGO N.V.

July 8, 2024

At the meeting, for all agenda items, 258,724,832 shares in the company’s capital are represented, representing approximately 95.46% of the company’s issued share capital.

Agenda item	For	Against	Abstain
1. Opening	N/A	N/A	N/A

2. Discussion of the Dutch statutory annual report for the financial year ended December 31, 2023	N/A	N/A	N/A

3. Adoption of the Dutch statutory annual accounts for the financial year ended December 31, 2023	258,577,646	143,530	3,656

4. Discussion of the dividend and reservation policy	N/A	N/A	N/A

5. Appointment of the external auditor for the financial year ending December 31, 2024	258,714,590	8,416	1,826

6. Release of the directors from liability for the exercise of their duties during the financial year ended December 31, 2023	258,506,687	215,251	2,894

7. Appointment of Matthieu Muzumdar as non-executive director	258,363,045	350,986	10,801

8. Re-appointment of Jane Garvey as non-executive director	258,356,377	358,213	10,242

9. Re-appointment of Patrick Sullivan as non-executive director	258,539,665	174,456	10,711

10. Authorisation of the board to acquire ordinary shares or depository receipts for ordinary shares in the Company’s capital	258,532,679	187,164	4,989

11. Closing	N/A	N/A	N/A

For confirmation

/s/ Mathieu Bonnet	/s/ Daniel van Essen
Mathieu Bonnet	Daniel van Essen
Chair of the meeting	Secretary of the meeting